Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002
June 20, 2006

Securities and Exchange Commission	Via EDGAR
100 F. Street N.E.
Washington, D.C. 20549

Re:	Carrizo Oil & Gas, Inc.
Registration Statement on Form S-3
(Registration No. 333-126558)
Ladies and Gentlemen:
          Carrizo Oil & Gas, Inc. (the “Company”) hereby applies pursuant to Rule 477(b) under the Securities Act of 1933, as amended, to withdraw the above-referenced Registration Statement filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 13, 2005. The Registration Statement has not been declared effective by the Commission, and no shares of common stock have been offered or sold pursuant to the Registration Statement.
          The investors who held shares of common stock that were to be registered for resale under the Registration Statement have since waived their registration rights with respect to such shares. Accordingly, the Company is no longer required to file the Registration Statement.
          The Company also respectfully requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use by the Company.
          If you have any questions regarding this application, please contact Gene Oshman of Baker Botts L.L.P., the Company’s legal counsel, at (713) 229-1178.

Very truly yours, CARRIZO OIL & GAS, INC.
By:	/s/ Paul F. Boling
Paul F. Boling
Vice President and Chief Financial Officer

cc:	H. Roger Schwall Securities and Exchange Commission Gene J. Oshman Baker Botts L.L.P.